Exhibit 99.1

Yandex, Google and FAS Reach Settlement on Android in Russia

Moscow, April 17, 2017. Today the Federal Antimonopoly Service of Russia (FAS) announced the approval of a settlement of the two-year old Android antitrust case in Russia.

“Today is an important day for Russian consumers as Google has agreed to take significant steps that open up its Android platform in Russia,” said Arkady Volozh, Chief Executive Officer of Yandex. "Now millions of Russian Android users will be offered a choice of search engines on their mobile devices. I am thankful to the Federal Antimonopoly Service for applying the law in a manner that effectively and efficiently restores competition to the market for the benefit of Russian users, as competition always breeds innovation. I’m excited, together with the entire team at Yandex, to continue building products and services that deliver exceptional customer experiences.”

You may find the full text of the FAS press release here: http://en.fas.gov.ru/press-center/news/detail.html?id=49774

You can also find a blog post by Arkady Volozh, CEO of Yandex, where he discusses the settlement here: https://yandex.com/company/blog/celebration-of-choice-a-letter-from-arkady-volozh-yandex-ceo/

Today, management will hold a conference call and webcast at 4:30 p.m. U.S. Eastern Time (11:30 p.m. Moscow time, 9:30 p.m. London time) to discuss the settlement and address questions.

Monday, April 17, 2017

4:30 p.m. U.S. Eastern Time (11:30 p.m. Moscow time, 9:30 p.m. London time)

Live Call

US: +1 877 280 1254

UK/International: +44(0)20 3427 0503

Russia: 8 800 500 9311

Passcode: 3103595

Replay

US: +1 866 932 5017

UK/International: +44(0)20 3427 0598

Russia: 810 800 2870 1012

Passcode: 3103595

Available until April 23, 2017

Webcast

http://edge.media-server.com/m/p/jbsgfs82

About Yandex

Yandex (NASDAQ:YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed market-leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has 17 offices worldwide, has been listed on the NASDAQ since 2011.

More information on Yandex can be found at http://company.yandex.com.

Contacts:

Investor Relations

Katya Zhukova

Phone: +7 495 974-3538

E-mail: askIR@yandex-team.ru

Media Relations

Ochir Mandzhikov, Asya Melkumova

Phone: +7 495 739-7000

E-mail: pr@yandex-team.com